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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. __________)*



                           WHEELS SPORTS GROUP, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  963278 10 6
                         ------------------------------
                                 (CUSIP Number)

             RANDY C. BAKER, 149 GASOLINE ALLEY DRIVE, MOORESVILLE,
                      NORTH CAROLINA 28115, (704) 662-6442
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            (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                OCTOBER 24, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 963278 10 6            SCHEDULE 13D             PAGE 2  OF  5  PAGES

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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            RANDY C. BAKER
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*            (a) [ ]

                                                                      (b) [ ]

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    3      SEC USE ONLY


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    4      SOURCE OF FUNDS

                            OO
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)  [ ]


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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                            UNITED STATES
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                            7     SOLE VOTING POWER

                                          377,778
         NUMBER            -----------------------------------------------------
        OF SHARES           8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                          377,778
          EACH             -----------------------------------------------------
        REPORTING           9     SOLE DISPOSITIVE POWER
       PERSON WITH
                                          377,778
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                          377,778
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            377,778
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    12     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                            7.2%
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    14     TYPE OF REPORTING PERSON*

                            IN
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                                  SCHEDULE 13D


ITEM 1.    SECURITY AND ISSUER

       This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $.01 per share ("Common Stock"), of Wheels Sports Group, Inc., a North Carolina corporation (the "Company"). The principal executive offices of the Company are located at 149 Gasoline Alley Drive, Mooresville, North Carolina 28115.

ITEM 2.    IDENTITY AND BACKGROUND

       This Schedule 13D is filed on behalf of Randy C. Baker. The business address of Mr. Baker is 149 Gasoline Alley Drive, Mooresville, North Carolina 28115. Mr. Baker is a member of the Board of Directors and Chief Operating Officer of the Company.

       During the last five years, Mr. Baker: (i) has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors; (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       Mr. Baker is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Mr. Baker owns directly 377,778 shares of Common Stock of the Company which he acquired pursuant to an Agreement and Plan of Reorganization (the "Agreement") among the Company, High Performance Sports Marketing, Inc., a North Carolina corporation ("High Performance"), HP Acquisition Company, a North Carolina corporation ("HP"), Randy C. Baker and David W. Dupree. The Agreement provided for the merger ("Merger") of High Performance with and into HP, a wholly- owned subsidiary of the Company formed for the sole purpose of completing the merger. The merger was completed on October 24, 1997, on the terms more fully described in the Company's Form 8-K as filed on October 17, 1997, as amended. The foregoing description is qualified in its entirety by reference to the Agreement, which was attached to such Form 8- K and incorporated herein by reference. The Common Stock owned by Mr. Baker represents approximately 7.2% of the issued and outstanding shares of Common Stock of the Company as of December 31, 1997.

ITEM 4.    PURPOSE OF TRANSACTION

       The shares of Common Stock held directly by Mr. Baker were issued by the Company in connection with the Merger.

       Other than as contemplated in agreements entered into by the Company or as set forth in this Statement, Mr. Baker does not have any present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's Articles of Incorporation, Bylaws, regulations or instruments corresponding thereto or other actions





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which may impede the acquisition of control of the Company by any person; (vii)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (ix) any actions similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

       (a) As of the close of business on December 31, 1997, Mr. Baker was the beneficial owner of 377,778 shares of Common Stock of the Company. Such shares constituted approximately 7.2% of the 5,280,253 shares of Common Stock outstanding at that time.

       (b) Mr. Baker has sole power to vote, or to direct the vote, and to dispose, or to direct a disposition of, all shares of Common Stock reported in this Statement as beneficially owned by him.

       (c) Notwithstanding the transactions contemplated by the Agreement, Mr. Baker has not effected any transactions in the Company's Common Stock during the last 60 days.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Baker.

       (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       None.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

       The Agreement and Plan of Reorganization, dated as of October 3, 1997, by and among Wheels Sports Group, Inc., High Performance Acquisition Company, High Performance Sports Marketing, Inc., Randy C. Baker and David W. Dupree was filed with the Company's Form 8-K, filed October 17, 1997.





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                                   SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



February 17, 1998



                                        /s/ RANDY C. BAKER
                                        ----------------------------------
                                        RANDY C. BAKER





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